Exhibit 12
Sybase, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except for ratios)
(For the years ended December 31,)

	2005	2004	2003	2002	2001

Earnings:
Income before income taxes and cumulative effect of an accounting change	$136,714	$100,966	$118,095	$71,209	$978
Add: Fixed charges	20,233	11,988	13,204	14,556	10,610

Total Earnings, as defined	156,947	112,954	131,299	85,765	11,588

Fixed Charges
Interest Expense	8,116	308	62	198	276
Amortization of debt expense	1,671	—	—	—	—
Estimated interest portion on rental expense	10,446	11,680	13,142	14,358	10,334

Total Fixed Charges	20,233	11,988	13,204	14,556	10,610

Ratio of earnings to fixed charges	7.8	9.4	9.9	5.9	1.1